SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

PREFORMED LINE PRODUCTS COMPANY
(Name of Issuer)

Common Shares, $2 par value per share
(Title of Class of Securities)

740444 10 4
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444104

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only)	Robert G. Ruhlman

2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Citizenship or Place or Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	5.	Sole Voting Power: 333,255

	6.	Shared Voting Power: 74,768

	7.	Sole Dispositive Power: 333,255

	8.	Shared Dispositive Power 74,768

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	408,023

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row 9 7.1%

12.	Type of Reporting Person: IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).		Name of Issuer:

Preformed Line Products Company

Item 1(b).		Address of Issuer’s Principal Executive Offices:

660 Beta Drive, Mayfield Village, Ohio 44143

Item 2(a).		Name of Person Filing:

Robert G. Ruhlman

Item 2(b).		Address of Principal Business Office or, if None, Residence:

660 Beta Drive, Mayfield Village, Ohio 44143

Item 2(c).		Citizenship:

U.S.A.

Item 2(d).		Title of Class of Securities:

Common Shares, $2 par value per share (“Common Shares”)

Item 2(e).		CUSIP Number:

740444 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owned:

As of December 31, 2002, Robert G. Ruhlman beneficially owned 408,023 Common Shares, including 10,000 Common Shares that may be acquired pursuant to currently exercisable stock options or stock options that will become exercisable within 60 days, and 142,855 of which are held in the Preformed Line Products Company Profit Sharing Trust, 14,768 of which are held by his wife or by his wife as custodian or trustee, and 60,000 of which are held in trust for the benefit of Robert G. Ruhlman and his children and for the benefit of Randall M. Ruhlman and his children.

	(b)	Percent of class:

7.1%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 333,255 Common Shares
(ii) Shared power to vote or to direct the vote: 74,768
(iii) Sole power to dispose or to direct the disposition of 333,255 Common Shares
(iv) Shared power to dispose or to direct the disposition of: 74,768

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See response to Item 4 above concerning shares held in the Preformed Line Products Company Profit Sharing Trust, in trust for the benefit of Robert G. Ruhlman and his children and for the benefit of Randall M. Ruhlman and his children, and by his wife or his wife as custodian or trustee.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003 (Date)

/s/ Robert G. Ruhlman (Signature)

Robert G. Ruhlman (Name/Title)